JOINT - STOCK COMPANY



03 JUL 15 AM 7:21

AEROFLOT



Russian Airlines

37, korp.9, Leningradsky prosp.
Moscow, Russia, 125167
Tel.: (095) 155-6643
Fax: (095) 752-9028
Telex: 411969

SUPPL

Date 26.06.03 г. our ref. 12-206



**Office of Chief Counsel (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549.**

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Dear Sir / Madam,

In accordance with our obligations (regulated by the Rule 12g3 – 2(b)) we send You an information of the essential fact which held on 03.06.2003. Attached 2 pages.

Code of the emitter is 82 – 4592.

If You would have any questions, please contact us by phone (095) 258 06 86 or by E-mail: afokeeva@aeroflot.ru.

Sincerely Yours,

Kirill Budaev

Director of Corporate
Property Department

Joint – Stock Company

"Aeroflot – Russian Airlines"

dw 7/15

Joint-Stock Company "Aeroflot - Russian Airlines"

Information of the Essential Fact (Event, Action) Touching upon the Financial-Executive Activity of the Issuer

The Joint-Stock Company "Aeroflot - Russian Airlines"
***Location**: 37, korp.9, Leningradsky prospect, Moscow, Russia,125167*
***Code of the Issuer**: 82 - 4592*

***Date of the fact (event, action) origin**: 3.06.2003*

Minutes #1

Meeting
of "Aeroflot" Board of Directors
Moscow *23 May, 2003*

In accordance with the decision of the Annual General Shareholders' Meeting of the Joint-Stock Company "Aeroflot - Russian Airlines", dated 26 April, 2003, the following persons were elected members of the Board:

1. *Okulov Valery Mikhailovich*
2. *Antonov Vladimir Nikolayevich*
3. *Finger Grigory Moiseyevich*
4. *Moshkov Gennady Yuryevich*
5. *Neradko Alexander Vasilyevich*
6. *Kornilov Georgy Viktorovich*
7. *Zurabov Alexander Yuryevich*
8. *Shaposhnikov Eugeny Ivanovich*
9. *Braverman Alexander Arnoldovich*
10. *Isayev Yuri Olegovich*
11. *Vyazalov Sergey Yuryevich*

On the initiative of Mr. A.A.Braverman, a member of the JSC "Aeroflot" Directors' Board, the item related to election of the company's Board Chairman was placed on the Meeting Agenda.

Mr. Zurabov Alexander Yuryevich was nominated a Candidate to be elected Chairman of the JSC "Aeroflot" Board of Directors.

***The attendant members of the Board of Directors**: Antonov V.N., Braverman A.A., Vyazalov S.Y., Zurabov A.Y., Isayev Y.O., Moshkov G.Y., Neradko A.V., Okulov V.M., Shaposhnikov E.I..*

Quorum for holding the Meeting was secured.

***Persons invited**: Tokulenko Gennady Ivanovich, Deputy Minister, Property Ministry of the Russian Federation; Mr. Frank S.O., the Chairman of the Board of directors, presided over the Meeting;*

Rotenberg Igor Arkadyevich - Head of the Transport and Communications Property Department, Ministry of Property of Russia;
Krasnikov Dmitry Maksimovich - Deputy Head of the Transport and Communications Property Department, Ministry of Property of Russia.

The attendance (including the State representatives being present according to the instructions approved by the Chairman of the Government of the Russian Federation Mr. M.M.Kasyanov, dated 26.04.2003, # 282n-П5) voted the agenda item on election of Mr. Zurabov Alexander Yuryevich a Chairman of the Joint Stock Company "Aeroflot - Russian Airlines" Board of Directors as follows:

"FOR" -8
"AGAINST" -1

***The decision reached during the Meeting**:*
To elect Mr. Zurabov Alexander Yuryevich the Chairman of the Board of Directors of the Joint-Stock Company "Aeroflot - Russian Airlines".

Chairman of the Board of Directors' Meeting
of the JSC "Aeroflot - Russian Airlines" *A.A. Braverman*

Deputy General Director,
Strategic and Corporate Development,
JSC "Aeroflot - Russian Airlines" *S.S.Kharitonov*